Exhibit 99.1

QILIAN INTERNATIONAL HOLDING GROUP LTD.
Jiuquan Economic and Technological Development Zone
Jiuquan City, Gansu Province, 735000

People’s Republic of China

August 29, 2022

Dear Stockholder:

You are cordially invited to attend the 2022 Annual General Meeting (the “Meeting”) of Stockholders of Qilian International Holding Group Ltd. (the “Company”) to be held at the corporate headquarters of the Company, located at Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, 735000, People’s Republic of China, at 9:30 a.m. local time on September 30, 2022 (9:30 p.m. ET, September 29, 2022).

Information regarding each of the matters to be voted on at the Meeting is contained in the attached Proxy Statement and Notice of Annual General Meeting of Stockholders. We urge you to read the proxy statement carefully.

The proxy statement and proxy card are expected to be mailed to all stockholders of record on or about August 31, 2022.

Because it is important that your shares be voted at the Meeting, we urge you to complete, date and sign the enclosed proxy card and return it as promptly as possible in the accompanying envelope, whether or not you plan to attend in person. Even after returning your proxy, if you are a stockholder of record and do attend the meeting and wish to vote your shares in person, you still may do so.

We intend to hold the Annual General Meeting in person at the location specified above. However, we are actively monitoring the coronavirus (“COVID-19”) pandemic and we are sensitive to the public health and travel concerns our stockholders may have and the protocols that national and local governments may impose. In the event that it is not possible or advisable to hold the Annual General Meeting in person at the location specified above, we will announce on our website (http://qilianinternational.com/) and the website of the U.S. Securities and Exchange Commission (www.sec.gov) alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting at an alternative location or by means of remote communication. Please monitor our website, and the website of the U.S. Securities and Exchange Commission for updated information. As always, we encourage you to vote your shares by proxy and following voting instruction prior to the Annual General Meeting.

Sincerely,

/s/ Zhanchang Xin
Zhanchang Xin Chief Executive Officer and Chairman of the Board of Directors

QILIAN INTERNATIONAL HOLDING GROUP LTD.
Jiuquan Economic and Technological Development Zone
Jiuquan City, Gansu Province, 735000

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF STOCKHOLDERS

To Be Held September 30, 2022

TO THE STOCKHOLDERS OF QILIAN INTERNATIONAL HOLDING GROUP LTD.:

NOTICE HEREBY IS GIVEN that the 2022 Annual General Meeting of Stockholders (the “Meeting”) of Qilian International Holding Group Ltd. (the “Company”) will be held at the corporate headquarters of the Company, located at Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, 735000, People’s Republic of China, at 9:30 a.m. local time on September 30, 2022 (9:30 p.m. ET, September 29, 2022), to consider and act upon the following:

1.	To elect five directors, each to serve until the 2023 Annual General Meeting of Stockholders or until such person’s successor is qualified and elected;

2.	To ratify the appointment of Friedman, LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2022;

3.	To transact such other business as properly may come before the annual general meeting or any adjournments thereof.

Stockholders of record at the close of business on August 31, 2022 are entitled to receive notice of and to vote at the 2022 Annual General Meeting and any adjournments thereof. The Annual General Meeting may be adjourned or postponed from time to time without notice other than by announcement at the meeting.

All stockholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the ordinary shares as of August 31, 2022.

We intend to hold the Annual General Meeting in person at the location specified above. However, we are actively monitoring the coronavirus (“COVID-19”) pandemic and we are sensitive to the public health and travel concerns our stockholders may have and the protocols that national and local governments may impose. In the event that it is not possible or advisable to hold the Annual General Meeting in person at the location specified above, we will announce on our website (http://qilianinternational.com/) and the website of the U.S. Securities and Exchange Commission (www.sec.gov) alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting at an alternative location or by means of remote communication. Please monitor our website, and the website of the U.S. Securities and Exchange Commission for updated information. As always, we encourage you to vote your shares by proxy and following voting instruction prior to the Annual General Meeting.

By Order of the Board of Directors

/s/ Zhanchang Xin
Zhanchang Xin Chief Executive Officer and Chairman of the Board of Directors

Gansu, China

August 29, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE

ANNUAL GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON SEPTEMBER 30, 2022:

WHETHER OR NOT YOU PLAN TO ATTEND OUR 2022 ANNUAL GENERAL MEETING OF STOCKHOLDERS, YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE INSTRUCTIONS IN THE PROXY MATERIALS TO VOTE YOUR PROXY VIA THE INTERNET OR BY EMAIL OR REQUEST AND PROMPTLY COMPLETE, EXECUTE AND RETURN THE PROXY CARD BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU ATTEND OUR 2022 ANNUAL GENERAL MEETING OF STOCKHOLDERS, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU SO DESIRE.

QILIAN INTERNATIONAL HOLDING GROUP LTD.
Jiuquan Economic and Technological Development Zone
Jiuquan City, Gansu Province, 735000

People’s Republic of China

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF STOCKHOLDERS

To Be Held September 30, 2022

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Qilian International Holding Group Ltd., a Cayman Islands corporation (the “Company”), for use at the 2022 Annual General Meeting of Stockholders (the “Meeting”) to be held at the corporate headquarters of the Company, located at Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, 735000, People’s Republic of China, at 9:30 a.m. local time on September 30, 2022 (9:30 p.m. ET, September 29, 2022), or at any adjournment(s) or postponement(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Stockholders (the “Meeting”).  This Proxy Statement and the accompanying form of proxy card are expected to be mailed on or about August 31, 2022, to the stockholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on August 31, 2022 as the record date (the “Record Date”) for the determination of the stockholders entitled to receive notice and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.  As of the Record Date, there were 35,750,000 ordinary shares, par value US$0.00166667 per share (the “Ordinary Shares”) issued and outstanding. Each shareholder of Ordinary Shares on the Record Date is entitled to one (1) vote for each Ordinary Share then held. The shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment(s) or postponement(s) thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Stockholders.

The quorum of the Meeting shall be one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting, present in person or by proxy. If you choose to have your shares represented by proxy at the Meeting, you will be considered part of the quorum.

Our Ordinary Shares are listed on the NASDAQ Global Market under the symbol “QLI”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by mail or by email of a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

Our Board currently consists of five (5) members. All of our current directors will stand for re-election at the 2022 Annual General Meeting. Directors appointed to the Board serve until the next annual general meeting of stockholders or until such director’s successor is duly qualified and elected, subject to his or her earlier resignation or removal.

The Board has nominated Zhanchang Xin, Haiping Shi, Qingling Zhang, Ming Jing and Yixuan (Adam) Sun. If duly appointed at this Meeting, each of the foregoing nominees will serve until the 2023 Annual General Meeting of Stockholders or whenever their successors are duly qualified and elected. Biographical information regarding each of the nominees, as of August 29, 2022, is set forth below, including their ages, positions with the Company, recent employment and other directorships. No family relationships exist among any of our director nominees.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees are set forth below:

Directors and Executive Officers	Age	Position/Title
Zhanchang Xin	55	Chairman of the Board of Directors and Chief Executive Officer
Haiping Shi	49	Chief Financial Officer and Director
Qingling Zhang	23	Independent Director
Ming Jing	58	Independent Director
Yixuan (Adam) Sun	37	Independent Director

Biography

Mr. Zhanchang Xin has been our Chairman of the Board and Chief Executive Officer since our incorporation. Since August 2006, Mr. Xin has served as Chairman of the Board of Gansu QLS. Mr. Xin has over 30 years of research and engineering in the pharmaceutical industry. He has worked for Gansu QLS for 34 years and has published pharmaceutical research papers in Chinese medical journals such as “China Medical Industry Journal” and “Gansu Pharmaceutical”. In June 1986, Mr. Xin received a Bachelor Degree in Pharmacy from the School of Medicine at Lanzhou University. Mr. Xin received his Master Degree in Business Administration from Beijing Technology and Business University in December 2004.

Ms. Haiping Shi has served as our director since December 2020 and as our Chief Financial Officer since June 15, 2020. Since April 2018, Ms. Shi has served as the Chief Financial Officer and Head of Financial Department for Gansu QLS. From February 2014 to March 2018, Ms. Shi served as the Head of Financial Department for Gansu QLS. From February 2012 to January 2014, Ms. Shi served as the Deputy General of Financial Department of Gansu QLS. Ms. Shi received a Three-Year College Degree from Gansu Radio and Television University in July 1995. She received an Accounting Intermediate Qualification Certificate awarded by China’s Ministry of Human Resources and Social Security and China’s Ministry of Finance in May 2008.

Ms. Qingling Zhang has served as our independent director since April 2022. Ms. Zhang offers experience in project leadership and team management. She also has an academic background in psychology and data analysis. From April 2021 to May 2021, Ms. Zhang led the project Conceptualization and Treatment of Depressive Disorder, in which she was also responsible for recommending collaborative software and proving communication and decision-making efficiency. She spearheaded in the conceptualization and treatment of depression of a patient while giving presentation to medical experts. From November 2020 to May 2021, Ms. Zhang led a team of volunteers that offered emotional support and psychological counseling services, where she also led group counseling sessions and provided internal seminars that improved the volunteers’ counseling skillsets. From August 2020 to June 2021, she led the project Measuring Emotional Impact in Social Media, in which she proposed a novel data analysis method to rule out confounding factors in causal relationships, verified the hypothesis that emotions can spread on the social platform virtually, and identified different emotion spreading patterns. From April 2020 to June 2020, Ms. Zhang participated in the project Simulation on Social Networks, in which she simulated the process of viral marketing on online social networks, compared outcomes of different initial marketing strategies, and verified certain critical phenomenon. From January 2018 to March 2018, she participated in the project Application of Deep Learning, in which she built a convolutional neural network, a long/short-term memory neural network, and a deep convolutional neural network. Ms. Zhang graduated from National University of Singapore with a Master Degree in Physics in 2021. She received her Bachelor Degree in Physics and a Dual Degree in Psychology from Lanzhou University in June 2016.

Mr. Ming Jing has served as our independent director since December 2020. From 2003 to present, Mr. Jing has been a professor, doctorate degree tutor and associate Dean of the School of Pharmacy at Gansu University of Traditional Chinese Medicine and published more than seventy research papers on prominent science journals such as Science Citation Index (SCI) and Chinese Science Citation Database (CSCD). To date, Mr. Jing has also obtained 6 National Patent Certificates as a first inventor. Mr. Jing earned a Bachelor’s Degree from Lanzhou University in 1986.

Mr. Yixuan (Adam) Sun has served as our independent director since April 2022. Mr. Sun brings ample experience in accounting, auditing, and financial analysis. Mr. Sun has comprehensive knowledge with United States GAAP and Singapore FRS and IFRS. Mr. Sun is currently serving as an audit partner of assurance department at Onestop Assurance, leading a team of audit professionals while managing a portfolio of audit clients. He oversees proper execution of external audit including planning, execution of fieldwork and review of audit engagements. Mr. Sun specializes in initial public offering, reverse takeover and annual reporting in Singapore and United States of America. He has been involved in audits in various industries which includes manufacturing, trading, education, logistic and property management. Mr. Sun served as a senior manager of the assurance department at Pan China Singapore PAC from 2017 to 2021, where he helped the firm in developing the market for China based US listed companies of various industries including manufacturing, education, P2P and e-commerce. He also oversaw the completion of annual and quarterly reports and reviewed financial statements of the companies, ensuring their compliance with the United States GAAP and rules and regulations of the United States Securities and Exchange Commission. Mr. Sun started his career at Grant Thornton LLP and then RT LLP, where he actively participated in auditing public companies listed on Singapore Exchange and European listing markets with key operations in China. Mr. Sun received his Master of Science in Professional Accountancy with Merit from University of London in 2017. He received his Diploma in Accountancy from Ngee Ann Polytechnic, Singapore, in 2009.

The following committees of the Board all consist of independent directors:

●	Audit Committee. The Board established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors. The Audit Committee currently consists of Yixuan (Adam) Sun, Qingling Zhang, and Ming Jing.

●	Compensation Committee. The Board established a Compensation Committee, which is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee currently consists of Yixuan (Adam) Sun, Qingling Zhang, and Ming Jing.

●	Corporate Governance and Nominating Committee. The Board established a Corporate Governance and Nominating Committee, which is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating Committee currently consists of Yixuan (Adam) Sun, Qingling Zhang, and Ming Jing.

In the event that the nominees are duly elected as members of our Board, each of them will be appointed to serve on the committee(s) of which such nominee is currently a member.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast by holders of shares entitled to vote on the proposal in person or by proxy at the Meeting. Abstentions and broker non-votes have no impact on the appointment of director nominees pursuant to this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDES A VOTE IN FAVOR OF THE APPOINTMENT OF EACH OF THE NOMINEES. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board is submitting for ratification at the Meeting the selection of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm for the fiscal year of September 30, 2022.

Friedman has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent registered public accounting firm.

All services rendered by Friedman are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast by holders of shares entitled to vote on the proposal in person or by proxy at the Meeting. Abstentions and broker non-votes have no impact on this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR OF SEPTEMBER 30, 2022. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, telegraph, electronic mail or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHODLERS

The Company’s latest annual report on Form 20-F for the year ended September 30, 2021 (the “Annual Report”) and this Proxy Statement are available on the Company’s website at http://qilianinternational.com/. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report. To request a copy, please email to Yubin Jiang, at: 595090812@qq.com or write to Secretary, Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, 735000, People’s Republic of China.

YOUR VOTE IS IMPORTANT

You are cordially invited to attend the 2022 Annual General Meeting. However, to ensure that your shares are represented at the meeting, please submit your proxy and follow the voting instructions. Please see the instructions on the proxy and voting instruction card. Submitting a proxy will not prevent you from attending the 2022 Annual General Meeting and voting in person, if you so desire, but will help the Company secure a quorum and reduce the expense of additional proxy solicitation.

In the event that it is not possible or advisable for you to travel to China to attend the 2022 Annual General Meeting in person due to the COVID-19 pandemic, you must vote your shares prior to 2022 Annual General Meeting by returning an executed form of proxy as described above. Additionally, you may revoke a previously submitted form of proxy at any time by re-submitting the form of proxy by mail or email before the Meeting or vote in person at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

August 29, 2022	/s/ Zhanchang Xin
Zhanchang Xin
Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)